United States securities and exchange commission logo





                               August 8, 2023

       Brent J. Guerisoli
       Chief Executive Officer
       The Pennant Group, Inc.
       1675 E. Riverside Drive, Suite 150
       Eagle, Idaho 83616

                                                        Re: The Pennant Group,
Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 13,
2023
                                                            File No. 001-38900

       Dear Brent J. Guerisoli:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed April 13, 2023

       Pay Versus Performance, page 27

   1. We note that the peer group discussed below the pay versus performance table is not a published industry or
line-of-business index. Accordingly, please ensure that you list all of the companies that
comprise the peer group used in your pay versus performance table.
                                                        Refer to Regulation S-K
Item 402(v)(2)(iv).
   2. Refer to the reconciliation table in footnote (2) to your pay versus performance table. It is unclear what amounts
are reflected in the row titled "Year over Year Change in Fair Value of Equity Awards
Granted in Prior Year that Vested in the Year." Specifically, equity awards granted in prior
years that vest during the relevant year should be valued as the difference between the
fair value as of the end of the prior fiscal year and the vesting date, not the "year over
year" change in value. Please ensure that your table headings reflect accurately the amounts
used to calculate compensation actually paid. Refer to Item

402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.
 Brent J. Guerisoli
FirstName   LastNameBrent
The Pennant  Group, Inc. J. Guerisoli
Comapany
August      NameThe Pennant Group, Inc.
        8, 2023
August
Page 2 8, 2023 Page 2
FirstName LastName
3. Please provide a clear description of the relationship between compensation actually paid and your total shareholder return. Please note that it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation. Please also provide a clear description of the relationship between your total shareholder return and the total shareholder return of your peer group. Refer to Regulation S-K Items
         402(v)(5)(i) and (iv).
4. We note that you have included Adjusted Net Income as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please include your Company-Selected
         Measure in in the Tabular List provided pursuant to Regulation S-K
Item 402(v)(6).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 or Amanda Ravitz at
202-551-
3412 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Disclosure
Review Program